QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

LOWRANCE ELECTRONICS, INC.
(Name of Subject Company (Issuer))

NAVICO ACQUISITION CORP.
SIMRAD YACHTING AS
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

548900109
(CUSIP Number of Class of Securities)

Hugo Maurstad
Strandpromenaden 50
3191 Horten
Norway
+47 33 03 40 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Duncan C. McCurrach
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$190,014,092	$20,332

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of the 5,135,516 outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc. (the "Company") at a price of $37.00 per Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of January 29, 2006.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2006, issued on November 23, 2005, equals .000107 of the transaction value, or $20,332.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,332	Filing Party:	Navico Acquisition Corp. and Simrad Yachting AS
Form or Registration No:	Schedule TO	Date Filed:	January 31, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

 Amendment No. 2 to Schedule TO

        This Amendment No. 2 ("Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on January 31, 2006, as amended on February 23, 2006 ("Amendment No. 1"), by Simrad Yachting AS, a stock corporation incorporated under the laws of Norway ("Parent"), and Navico Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Parent, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc., a Delaware corporation (the "Company") at a price of $37.00 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2006 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal and instructions thereto, a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 2 is being filed, and the Schedule TO and Amendment No. 1 were filed, by each of Purchaser and Parent, each of which is considered a bidder in connection with the Offer pursuant to Rule 14d-1(g)(2) promulgated under the Securities Exchange Act of 1934, as amended.

        The terms and conditions of the Offer are set forth in the Offer to Purchase. Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 11. Additional Information.

        Section (a)(5) of Item 11 is hereby amended and supplemented with the following:

        "The Company has reached an agreement in principle with plaintiff's attorneys pursuant to which the members of the Board, as well as the Company, Parent, the Purchaser and their respective advisors, would be released by the purported plaintiff class from all claims that have been brought or could have been brought under state or federal law arising out of or related to the Offer and any subsequent merger. Under the agreement in principle, in consideration for the settlement and dismissal with prejudice of the action and the releases, the Company agreed to include additional disclosures concerning, among other things, the background of the transaction and the fairness opinion, in the Company's Schedule 14D-9, and not to oppose a fee application by plaintiff's attorneys of $325,000. The additional disclosures were included in Amendment No. 1 to the Company's Schedule 14D-9 filed with the Commission on February 23, 2006. The proposed settlement is subject to customary conditions, such as the completion of reasonable confirmatory discovery in the action by plaintiff's counsel and court approval."

2

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMRAD YACHTING AS

By:	/s/ HUGO MAURSTAD
Name:	Hugo Maurstad
Title:	Director

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Director

NAVICO ACQUISITION CORP.

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Vice President

Dated: February 27, 2006

3

QuickLinks

Amendment No. 2 to Schedule TO
SIGNATURES